January 3, 2025

Paul F. Hickey
Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr, Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Registration Statement on Form S-1
           Filed December 20, 2024
           File No. 333-283952
Dear Paul F. Hickey:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary, page 3

1. We note that the first three pages of the Summary highlight the business operations that you have agreed to sell pursuant to the terms of an Asset Purchase Agreement with Ninjour Health International Limited. We further note that the Use of Proceeds indicates that the offering proceeds will be directed to expenses relating to this asset sale and the acquisition of the Vyome business. Please revise the Summary to provide balance to this section. Highlight the purpose of the equity line and convertible notes arrangement while also explaining the risk that the closing of the merger and asset sale both remain subject to shareholder approval and other contingencies.
 January 3, 2025
Page 2
Use of Proceeds, page 48

2. Please revise to provide the disclosure referenced in Instruction 4 to Regulation S-K,
       Item 504.
General

3. We note your disclosure on page 6 that on July 8, 2024 you entered into an agreement and plan of merger with Vyome Therapeutics and that on October 1, 2024 you filed a registration statement on Form S-4 in connection with the merger. Please amend to include Vyome Therapeutics' financial statements as required by Regulation S-X Item
       3-05.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Brett Hanson, Esq.